Kenneth R. Koch | 212 692 6768 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*]”.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME HOLDINGS INC.

December 10, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Cvrkel, Branch Chief

Re:	Navios Maritime Holdings Inc.

Form 20-F for the Year Ended December 31, 2012

Filed April 24, 2013

Form 6-K dated August 26, 2013

Filed August 26, 2013

File No. 001-33311

Dear Ms. Cvrkel:

On behalf of Navios Maritime Holdings Inc. (the “Company”), we are writing in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated November 22, 2013 (the “Comment Letter”), relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 and Current Report on Form 6-K dated August 26, 2013 (the “Reports”). Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided our responses to such comments immediately thereafter.

Form 20-F For the year ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 39

Critical Accounting Estimates Impairment of Long Lived Assets, page 60

1.	We note that you include disclosure of a vessel-by-vessel summary as of December 31, 2012, which indicates those vessels whose carrying value exceeds its estimated fair value. In order to provide investors with additional information as to trends that could potentially impact your future results of operations, please revise to include a comparative analysis of how the carrying values of your vessels compare to the fair market value of such vessels as of each balance sheet date presented in your financial statements.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME HOLDINGS INC.

Response:

The Company acknowledges the Staff’s comment and will modify the tabular disclosures (which begin on page 60 of its Annual Report on Form 20-F for the year ended December 31, 2012) in future Annual Reports on Form 20-F to include comparative information (in the same format as outlined in the Company’s response dated December 21, 2012 to Comment #3 of the Staff’s prior letter dated December 10, 2012) as of each balance sheet date presented in its financial statements with respect to its fleet of vessels. Accordingly, the Company’s Annual Report on Form 20-F for the year ending December 31, 2013 will include such disclosures as of December 31, 2013 and 2012.

Notes to the Financial Statements

Note 5. Accounts Receivable, net, page F-22

2.	We note from your disclosure in Note 5 that the provision for doubtful receivables increased by $17 million in 2012. We also note from your disclosure on page 46 of MD&A that the increase is a result of provisions for defaulted charterers including the effect of the credit default insurance restructuring. Please provide us, and revise the notes to the financial statements to disclose in greater detail the facts and circumstances surrounding the defaulted charterers and explain the reason why an additional allowance was necessary as of December 31, 2012. As part of your response and revised disclosure, please explain the effect(s), if any, the credit default insurance restructuring had on your assessment of the provision for doubtful receivables.

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY NAVIOS MARITIME HOLDINGS INC.;

REQUEST NO. 2013.12.10.2.1

Response:

In determining the appropriate provision for doubtful receivables at each balance sheet date, the Company assesses the recoverability of each receivable balance individually.

[*]

The remaining portion of the increase in the provision for doubtful receivables as of December 31, 2012 was attributable to certain charterers, whose charters were not covered by the Charter Insurance and principally to a specific charterer. The Company regularly monitors the activities and financial status of its charterers through reports from various sources. In relation to this particular charterer, through November 2012, all relevant information that the Company had

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME HOLDINGS INC.

access to indicated that its receivable from the charterer was recoverable. However, in November 2012, the Company was made aware of certain events regarding the charterer, which indicated that the charterer had become illiquid and no longer had sufficient assets to cover its obligations. Therefore, the Company determined that its outstanding receivables from this charterer were not recoverable and, accordingly, provided for the entire outstanding balance.

In addition, while the charter remained in place, the Company suspended the recognition of revenue with respect thereto due to its conclusion that collectability of future receivables was no longer reasonably assured.

The Company acknowledges the Staff’s comment and will revise the notes to the financial statements in future filings to include the following disclosure:

“During the year ended December 31, 2012, the increase in the Company’s provision for losses on accounts receivable (which resulted principally from the recognition of $17,136 of bad debt expense during the period) relates mainly to (i) $4,593 of receivable balances from various defaulted charterers that are no longer covered by the Company’s Charter Insurance following the Insurance Restructuring; and (ii) $12,543 of receivable balances from charterers whose financial condition and creditworthiness deteriorated during the period causing the Company to determine that its receivables may no longer be recoverable.’’

Note 9. Investment in Affiliates, page F-27

3.	We note your disclosure that in May 2012, Navios Partners completed its public offering, after which Navios Holdings’ interest in Navios Partners decreased. We also note that you deemed that the issuance of shares qualified as a sale of shares by the equity method investee and recognized a gain of $9,497 in “Equity in net earnings of affiliated companies.” Please explain for us how the gain was calculated or determined.

Response:

The Company maintains investments in Navios Partners and Navios Acquisition (collectively, the “Investees”) that are accounted for by the equity method. Periodically, the Investees enter into transactions of a capital nature (e.g. issuance of shares) that have had the effect of decreasing the Company’s proportionate interest in the respective Investee (due to a lack of participation by the Company in the share issuance or participation in the share issuance at a level that is disproportionately low by comparison to its current percentage interest in the respective Investee). In accordance with ASC 323-10-40-1, the Company accounts for such transactions as if it has sold a proportionate share of its investment, with any resulting gain or loss recognized currently in earnings.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME HOLDINGS INC.

A summary of the transactions giving rise to gains/losses pursuant to ASC 323-10-40-1 during the six-months ended June 30, 2013 and during the years ended December 31, 2012, 2011 and 2010 follows:

Date	Investee	Gain/ (Loss)
May 2012	Navios Partners	$9,497
February 2013	Navios Partners	$7,963
February 2013	Navios Acquisition	($2,953)
May 2013	Navios Acquisition	($2,096)

Each gain/loss calculation is comprised of two components – (i) a component attributable to the change in the Company’s proportionate interest in the underlying net assets of the respective Investee (“Component 1”) and (ii) a component attributable to the Company’s unamortized basis difference (the difference between the Company’s carrying amount of the investment and the Company’s proportionate interest of the underlying net assets of the Investee) (“Component 2”).

The Company calculates Component 1 of the gain/loss by multiplying its pre-transaction ownership percentage by the Investee’s pre-transaction net assets and, from that product, subtracting the product of the Company’s post-transaction ownership percentage and the Investee’s post-transaction net assets. The Company calculates Component 2 of the gain/loss by multiplying its unamortized basis difference by the percentage change in its ownership percentage (for example, a change from a 40% pre-transaction ownership percentage to a 30% post-transaction ownership percentage would represent a 25% change for purposes of the calculation of Component 2 of the gain/loss).

Note 25. Other Income and Expense, page F-44

4.	We note your disclosure that in 2012, in connection with an Insurance Restructuring, you received a one-time upfront cash payment of $175,433 and agreed to maintain certain long-term charters under the Charter Insurance. We also note that you recorded $168,013 of the proceeds, which represented the irrevocable/non-refundable portion of the total proceeds, as other income for the year ended December 31, 2012, and the remaining amount was recorded as revenue. Please describe in greater detail the facts and circumstances surrounding the Insurance Restructuring, including an explanation of the reason(s) for the large up-front payment in fiscal 2012. Also, citing appropriate authoritative literature, please provide us your accounting basis for determining and calculating the amount of insurance proceeds recognized as revenue versus other income.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME HOLDINGS INC.

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY NAVIOS MARITIME HOLDINGS INC.;

REQUEST NO. 2013.12.10.4.1

Response:

[*]

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME HOLDINGS INC.

5.	We note your disclosure that following the Insurance Restructuring, you also reversed to income an amount equal to $21,592 recorded on the balance sheet as a liability related to an on-going claim. Please explain to us more about the nature of amount, including why you determined it was appropriate to record this amount as other income in 2012.

RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY NAVIOS MARITIME HOLDINGS INC.;

REQUEST NO. 2013.12.10.5.1

Response:

[*]

Report on Form 6-K dated August 26, 2013

Note 11. Investment In Affiliates and Available-For-Sale Securities

6.	We note that during 2013, Navios Partners completed its public offering of 5,175,000 common units which resulted in Navios Holdings recognizing a gain of $7,963 in “Equity in net earnings of affiliated companies.” Please provide us details of how this gain was calculated or determined. Similarly, in regards to the $5,049 loss recognized by Navios Holdings due to the issuance of shares by Navios Acquisition in 2013, please provide us details of how this loss was calculated or determined.

Response:

Please refer to the response to Comment #3 above.

7.

We note your disclosure that during the six months ended June 30, 2013, you received shares of KLC as partial compensation for the claims filed under the Korean court for all unpaid amounts by KLC in respect of the

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME HOLDINGS INC.

employment of vessels. We also note that you recorded income of $12,511 in “other income” as a result of valuing the shares at fair value upon the day of receipt. In light of the fact that it appears from the disclosures in the Form 10-K for the year ended December 31, 2012, that the shares of KLC held as of December 31, 2012 did not have a significant value, please explain to us why you believe that the shares received in 2013 had such a significant fair value at the time of receipt. As part of your response, please tell us the methods and assumptions used to determine fair value of the shares. Also, please tell us if you expect to receive any other shares of KLC as compensation for claims.

Response:

During the six months ended June 30, 2013, the Company received 175,598 shares of Korea Line Corporation (“KLC”) as partial compensation for the claims filed under the Korean court for all unpaid amounts by KLC in respect of the employment of certain vessels by KLC. The KLC shares were recorded initially at fair value, which was based on the quoted market price of KLC shares and are actively traded on the Korean Stock Exchange. The Company notes that the quoted market price of the KLC shares increased more than ten-fold during the period from December 31, 2012 ($5.10/share) to June 30, 2013 ($55.64/share) and peaked on July 15, 2013 ($61.72/share), which resulted in a higher fair value (at the time of receipt) for the KLC shares received in 2013 by comparison to the fair value ascribed to the Company’s holdings of KLC shares as of December 31, 2012.

The Company does not expect to receive any other shares of KLC as compensation for claims.

* * * *

Attached as Exhibit A to this letter are the representations from the Company requested by the Staff.

* * * *

Please call the undersigned at (212) 692-6768 with any comments or questions regarding the Reports or this response.

Very truly yours,

/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	Securities and Exchange Commission (Claire Erlanger and Jean Yu, Division of Corporate Finance)

Navios Maritime Holdings Inc. (Mr. George Achniotis)

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO

17 C.F.R. §200.83 BY NAVIOS MARITIME HOLDINGS INC.

Exhibit A

SECRETARY’S CERTIFICATE

December 10, 2013

I, Vasiliki Papaefthymiou, duly appointed secretary of Navios Maritime Holdings Inc. (the “Company”), pursuant to the Staff’s request in its letter dated November 22, 2013, acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has made and signed this Certificate on the date set forth above.

/s/ Vasiliki Papaefthymiou
Vasiliki Papaefthymiou